

11018815

SECURITIE...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING ___December 31, 2010___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Octavus, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

261 School Avenue   Fourth Floor
(No. and Street)

Excelsior   Minnesota   55331
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Kinzie   952-767-2920
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – if individual, state last, first, middle name)

2501 Wayzata Boulevard   Minneapolis   Minnesota   55405
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2011
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kevin Kinzie_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Octavus, LLC_____ , as

of _____ __December 31, 2010_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____ Signature

_CEO_____
Title

_____
Notary Public

DARIK R HOFF
Notary Public
Minnesota
My Commission Expires January 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

CONTENTS

I
Lurie Besikof Lapidus —
& Company, LLP **I**

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Octavus, LLC, a wholly-owned subsidiary, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octavus, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2011

phone | 612.377.4404
fax | 612.377.1325

address | 2501 Wayzata Boulevard
Minneapolis, MN 55405

website | www.lblco.com



OCTAVUS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 128,694
Accounts receivable ($1,525 not allowable for net capital)	181,964
Due from Parent	9,110
Prepaid expenses	9,819
Property and equipment, net of accumulated depreciation of $595	1,707
	$ 331,294

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 10,446
Commission payable	76,631
Total Liabilities	87,077
Member's Equity	244,217
	$ 331,294

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2010

COMMISSIONS EARNED		$2,063,759
EXPENSES		
Employee compensation and benefits	$1,451,476	
Occupancy	27,087	
Regulatory costs and professional services	44,346	
Other expenses	327,880	1,850,789
NET INCOME		$ 212,970

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2010

	Member's	
	Units	Equity
BALANCE – DECEMBER 31, 2009	200	$ 222,247
Capital distributed	-	(191,000)
Net income	-	212,970
BALANCE – DECEMBER 31, 2010	200	$ 244,217

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

OPERATING ACTIVITIES
Net income $ 212,970
Adjustment to reconcile net income to net cash provided by operating activities:

Depreciation	$ 460	
Note receivable from a former employee expensed	11,500	
Changes in operating assets and liabilities:		
Accounts receivable	(10,993)	
Prepaid expenses	(9,819)	
Accounts payable and accrued expenses	8,447	
Commission payable	35,712	35,307
Net cash provided by operating activities		248,277

INVESTING ACTIVITIES

Advances to Parent	(2,057)
Note receivable collected	500
Net cash used by investing activities	(1,557)

FINANCING ACTIVITY

Capital distributed	(191,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS   55,720

CASH AND CASH EQUIVALENTS
Beginning of year   72,974

End of year $ 128,694

See notes to financial statements.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Octavus, LLC (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company acts as a wholesaler of alternative investments. The Company is a wholly-owned subsidiary of Octavus Group, LLC (Parent).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash balances in bank accounts which may exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable

The receivable represents amounts due for monthly and quarterly fees from clients. Management anticipates the receivable balance is fully collectible. Therefore, no allowance was established at December 31, 2010.

Revenue Recognition

Commissions are recognized as earned.

Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

2. Net Capital Requirement –

As a NFA member, the Company is required to maintain net capital (as defined in U.S. Commodity Futures Trading Commission Regulation 1.17) equal to or in excess of the greater of $45,000; or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission. That rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, net capital was $222,056, which exceeded the minimum net capital requirement by $177,056. Aggregate indebtedness was $87,077 at December 31, 2010, resulting in a ratio of aggregate indebtedness to net capital of .39 to 1.

The Company operates under the provisions of paragraphs (k)(1) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

3. Operating Lease –

The Company operates in space leased by the Parent. The Company's rent expense was $27,087. The Parent's lease expires October 31, 2013.

4. Related Party Transactions and Balances –

Due from Parent

The amount due from the Parent is due on demand and noninterest bearing.

Note Receivable

An amount due of $11,500 from a former employee was expensed in 2010.

5. Concentrations –

The Company earned approximately 76% and 22% of its commission income and had 80% and 19% of its accounts receivable from two clients, respectively, for the year ended and as of December 31, 2010. The 22% client terminated its relationship with the Company. Trail commissions will be earned by the Company from this client through 2011.

6. Subsequent Events –

Management has evaluated subsequent events through February 24, 2011, the date at which the financial statements were available to be issued.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying financial statements of Octavus, LLC, a wholly-owned
subsidiary, as of and for the year ended December 31, 2010, and have issued our report thereon dated
February 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained on page 9 is presented for purposes
of additional analysis and is not a required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information
has been subjected to the auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2011



OCTAVUS, LLC

COMPUTATION OF NET CAPITAL
December 31, 2010

NET CAPITAL
 Member's equity $ 244,217

 Deductions for nonallowable assets:
  Accounts receivable (1,525)
  Prepaid expenses (9,819)
  Due from Parent (9,110)
  Property and equipment, net (1,707)

NET CAPITAL $ 222,056

BASIC NET CAPITAL REQUIREMENTS
 Net capital $ 222,056
 Minimum net capital required 45,000

 Excess net capital $ 177,056

AGGREGATE INDEBTEDNESS
 Total liabilities from statement of financial condition $ 87,077

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 0.39 to 1

RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN
PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2010
 Net capital as reported by the Company $ 208,649
 Audit adjustments:
  Increase commissions receivable 5,408
  Decrease accrued expenses 8,000
  Rounding (1)

 Net Capital $ 222,056

See independent auditor's report on supplementary information.

I
Lurie Besikof Lapidus —
& Company, LLP
I

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
Octavus, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements of Octavus, LLC (Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION.
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___12/31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049568   FINRA   DEC
OCTAVUS LLC    17*17
261 SCHOOL AVE 4TH FL
EXCELSIOR MN 55331-1932
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) — $_____ **83**

   B. Less payment made with SIPC-6 filed (exclude interest) (_____ **0**)

   FILED FORM 6 IN JULY 2010, NO FEE DUE

   _____ Date Paid

   C. Less prior overpayment applied (_____ **0**)

   D. Assessment balance due or (overpayment) _____ **83**

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____ **—**

   F. Total assessment balance and interest due (or overpayment carried forward) $_____ **83**

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $_____ **83**

   H. Overpayment carried forward $(_____ **—**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JON C ESSEN
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

SVP / COO
(Title)

Dated the _____ day of _____, 20 _____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1 , 2010
and ending 12/31 , 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　$ 2,063,806

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　—

(2) Net loss from principal transactions in securities in trading accounts.　　—

(3) Net loss from principal transactions in commodities in trading accounts.　　—

(4) Interest and dividend expense deducted in determining item 2a.　　—

(5) Net loss from management of or participation in the underwriting or distribution of securities.　　—

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　—

(7) Net loss from securities in investment accounts.　　—

Total additions　　—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　2,030,659

(2) Revenues from commodity transactions.　　—

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　—

(4) Reimbursements for postage in connection with proxy solicitation.　　—

(5) Net gain from securities in investment accounts.　　—

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.　　—

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).　　—

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):　　—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$ —

Enter the greater of line (i) or (ii)　　—

Total deductions　　2,030,659

2d. SIPC Net Operating Revenues　　$ 33,147

2e. General Assessment @ .0025　　$ 83

(to page 1, line 2.A.)

2

OCTAVUS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2010

